
Mail Stop 3561

May 3, 2010

Via U.S. Mail

Mr. Robert A. Whitman, Chief Executive Officer
Franklin Covey Co.
2200 West Parkway Boulevard
Salt Lake City, Utah 84119-2331

> **Re:** **Franklin Covey Co.**
> **Form 10-K for the fiscal year ended August 31, 2009**
> **Filed November 16, 2009**
> **File No. 001-11107**

Dear Mr. Whitman:

We have reviewed your response letter dated April 12, 2010 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on form 10-K for the fiscal year ended August 31, 2009

Financial Statements, page 56
Notes to Consolidated Financial Statements, page 61
3. Sale of the Consumer Solutions Business Unit, page 70

1. We note your responses to prior comments 1 and 2. Your response indicates that the investment in FCP was reduced by a reduction in the gain calculated on the sale of the CSBU. Your response also indicates that a concurrent distribution in excess of amounts contributed also reduced the investment balance to zero. In this regard, it is unclear which event reduced the investment balance to zero. Please tell us the nature and amount of the distribution that reduced the investment balance at the time of the contribution. In addition, it is unclear how a deferred gain was recorded if the investment balance in FCP of $2.8 million was reduced with a credit to the investment and a debit to the gain as discussed in your response. Please provide us with the journal entries made to record the initial investment in FCP, the sale of the CSBU and related assets sold, the cash received in the sale and the gains that were recognized and deferred. We may have further comment upon receipt of your response.

2. In a related matter, to the extent a deferred gain was recorded as of August 31, 2008, please tell us and disclose in future filings the amount of the deferred gain, how the deferred amount was calculated, where such gain is recorded in your financial statements, the amortization period for the gain and where the amortization is recorded in your statement of operations.

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You may contact Heather Clark at 202-551-3624 or Jean Yu at 202-551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief